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                                                 Commission File Number  0-11480


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


CUSIP NUMBER

(Check One):  /x/ Form 10-KSB  / / Form 20-F  / / Form 11-K
              / / Form 10-Q    / / Form N-SAR
               For Period Ended:  September 30, 2000

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
               For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Cellex Biosciences, Inc.
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Full Name of Registrant


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Former Name if Applicable

8500 Evergreen Boulevard
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Address of Principal Executive Office (Street and Number)

Coon Rapids, Minnesota  55433
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      In May 2000, the Registrant acquired a portion of the business of Unisyn Technologies, Inc. Accordingly, the Registrant's management has focused its energy on the integration of the Registrant's business with the Unisyn business. The Registrant has been delayed in integrating the Unisyn business because the former management and accounting staff of Unisyn resigned and, thus, the present management team has had difficulty compiling financial information regarding the results of operations of Unisyn. Therefore, the Registrant is unable to timely file its Form 10-KSB for its fiscal year ended September 30, 2000.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Thomas F. Belleau                        (201)          816-8900
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                    (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                 / / Yes  /x/ No

        On August 14, 2000 the Registrant filed a current report on Form 8-K/A, however, the Registrant was unable to include certain financial information required by the rules and regulations of the Securities Exchange Act of 1934.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /x/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The earnings statements to be included in the Registrant's Annual Report on Form 10-KSB for the year ended September 30, 2000, as compared to the Registrant's Annual Report on Form 10-KSB for the year ended September 30, 1999, will reflect significant changes in the Registrant's results of operations because of the adoption of "fresh start reporting" for the Registrant and the acquisition of the Unisyn business, as described above. For the fiscal year ended September 30, 2000, the Registrant expects to report total assets of approximately $9,778,000 and a total loss of approximately $2,709,000. In comparison, for the fiscal year ended September 30, 1999, the Registrant reported total assets in the amount of $6,242,000 and, for the two months ended September 30, 1999, a total loss in the amount of $197,000.

                            Cellex Biosciences, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  December 28, 2000              By /s/ Thomas F. Belleau
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                                        Thomas F. Belleau,
                                        Chief Financial Officer